INNOVATIVE CARD TECHNOLOGIES, INC.
                      11601 Wilshire Boulevard, Suite 2160
                          Los Angeles, California 90025

                                   May 4, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

      Re:   Innovative Card Technologies, Inc.
            Registration Statement - Form SB-2 (Registration No. 333-119814)

Ladies and Gentlemen:

      Innovative Card Technologies, Inc. (the "Company") hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form SB-2 to become effective on May 5, 2005 at 12:00 p.m. Washington, D.C. time.

      The Company hereby acknowledges the following:

            o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               Very truly yours,

                               INNOVATIVE CARD TECHNOLOGIES, INC.


                               By: /s/ Alan Finkelstein
                                   --------------------
                                   Alan Finkelstein
                                   Chief Executive Officer and President